

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 1-27-03
1-143



03010583

February 21, 2003

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act 1934
Section
Rule 14A-8
Public Availability 2/21/2003

PROCESSED
FEB 27 2003
THOMSON FINANCIAL

Re: General Motors Corporation
Incoming letter dated January 27, 2003

Dear Ms. Larin:

This is in response to your letter dated January 27, 2003 concerning the shareholder proposal submitted to General Motors by Robert D. Morse. We also have received a letter from the proponent dated January 29, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

RECEIVED
2003 JAN 28 PM 4:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 27, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on September 12, 2002 from Robert D. Morse (Exhibit A) from the General Motors Corporation proxy materials for the 2003 Annual Meeting of Stockholders. The proposal would require that GM change the format of its proxy voting cards to "[r]emove the word 'EXCEPT' and re-apply the word 'AGAINST' in the Vote for Directors column.

General Motors intends to omit the proposal under Rule 14a-8(i)(2) (implementation would violate state law) and (3) (proxy statement would be false or misleading). GM is incorporated in Delaware. Section 216(3) of the Delaware General Corporation Law provides that unless otherwise provided in the corporation's certificate of incorporation or bylaws, "Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." GM's certificate of incorporation does not deal with this issue at all, and section 1.7 of its bylaws states:

> At all meetings of stockholders for the election of directors a plurality of the voting power of the shares of stock present in person or represented by proxy and entitled to vote shall be sufficient. All other elections and questions shall, unless otherwise provided by law or by the certificate of incorporation or these by-laws, be decided by the vote of the holders of a majority of the voting power of the shares of stock entitled to vote thereon present in person or by proxy at the meeting.

(Exhibit B) Plurality voting, which therefore applies to the election of General Motors directors under Delaware law and the GM bylaws, provides that nominees for director who receive the greatest number of favorable laws are elected. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his election, that nominee would be elected as long as he received more votes in favor of his election than other nominees. Thus, in a corporation like General Motors that is subject to plurality voting, a vote "AGAINST" a candidate, as contemplated by the proposal, would not have any legal effect.

A number of no-action letter have recently been issued permitting Delaware corporations that are subject to plurality voting to omit this proposal under Rule 14a-8(i)(2). See, e.g., Citigroup (January 2, 2003); Coca-Cola Company (January 2, 2003); Occidental Petroleum Corporation (January 2, 2003); Entergy Corporation (January 2, 2003); Lucent Technologies Inc. (November 18, 2002); Visteon Corporation (February 20, 2002); Coca-Cola Company (February 6, 2002). No-action letters have also been issued regarding this proposal to companies incorporated in states which treat election of directors by plurality similarly to Delaware. See CSX Corporation (January 2, 2003) (Virginia); Hudson United Bancorp (January 2, 2003 and December 6, 2002) (New Jersey); Merck & Co., Inc. (January 2, 2003) (New Jersey); Exxon Mobil Corporation (December 24, 2002). Similarly, we believe that the modification to the proxy card that the proposal would mandate would be unacceptably misleading, since it would suggest that a vote against a candidate would be significantly different from withholding a vote from the candidate.

GM currently plans to print its proxy materials at the beginning of April. Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2003 Annual Meeting of Stockholders.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Robert D. Morse

(A)

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
September 12, 2002

Anne T. Larin, Attny, & Astnt. Sec'y.
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center, PO Box 300
Detroit, MI 48265-3000

Dear Ms. Larin:

I wish to enter this proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. I intend to hold the stock beyond the 2003 meeting date. I plan to attend or be personally represented at the meeting.

PROPOSAL

Management and Directors are requested to make the following change to the format of the Proxy Voting Card:

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column.

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. "EXCEPT" and "ABSTAIN" are NOT deductible from "FOR", therefore unfair to the shareholders. The Management's selection for Directors have an advantage to be elected, as few, if any other nominees are ever presented.

FURTHER:

Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners. The Shareowners likewise have the right to ask for a vote "AGAINST" all company selected nominees for Director. Note the news of present exposures of Corporate Director's wasteful remuneration to Management after their election.

Thank you,
Robert D. Morse
Robert D Morse

directly or indirectly, by the corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

1.6. *Organization.*

The chairman or, if he so designates or is absent, the chief executive officer or, in their absence, an executive vice president or vice president designated by the board of directors, shall preside at meetings of the stockholders. The secretary of the corporation shall act as secretary, but in his absence the presiding officer may appoint a secretary.

1.7. *Voting; Proxies.*

Each stockholder shall be entitled to vote in accordance with the number of shares and voting powers of the voting shares held of record by him. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but such proxy, whether revocable or irrevocable, shall comply with the requirements of Delaware law. Voting at meetings of stockholders, on other than the election of directors, need not be by written ballot unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at such meeting shall so determine. At all meetings of stockholders for the election of directors a plurality of the voting power of the shares of stock present in person or represented by proxy and entitled to vote shall be sufficient. All other elections and questions shall, unless otherwise provided by law or by the certificate of incorporation or these by-laws, be decided by the vote of the holders of a majority of the voting power of the shares of stock entitled to vote thereon present in person or by proxy at the meeting.

1.8. *Fixing Date for Determination of Stockholders of Record.*

In order that the corporation may determine the stockholders entitled: (a) to notice of or to vote at any meeting of stockholders or any adjournment thereof; (b) to express consent to corporate action in writing without a meeting; (c) to receive payment of any dividend or other distribution or allotment of any rights; or (d) to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix a record date. The record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall not be more than sixty nor less than ten days before the date of such meeting; (b) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten days from the date upon which the resolution fixing the record date is adopted by the board of directors; and (c) in the case of any other action, shall not be more than sixty days prior to such other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

RECEIVED
2003 FEB 10 PM 4:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
January 29, 2003

Office of Chief Counsel
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: General Motors Corp.
Letter dated January 27, 2003

Ladies and Gentlemen:

General Motor's response to delete my Proposal specifically shows that a Shareowner is denied the "Right of Dissent", under Delaware State Law/Rules, and the Security & Exchange Rules. This is contrary to the U.S. Constitution and/or Bill of Rights.

The S.E.C. has been upholding the request to delete in other filings, and has failed to explain how it does not violate a person's Constitutional Rights.

The S.E.C. likewise has failed to enquire why the word "Against" was deleted from Proxy Cards {year, 1975?}on the vote for Directors, and not from any other Proposal at the same time.. It is plain to see that special interest groups were determined to cause Management selections "For" to be elected constantly, there being no other nominees than the number to be elected in any given year, and no other "outside of Company" selections.

Management has stated in other presentations that "plurality" voting has been introduced in the states of Delaware, Maryland, New Jersey, New York, and Virginia. These states, with the exception of Nevada, hold the highest concentrations of Corporate Registrations, and their Laws/Rules, provide an advantage to have nominees suggested be elected without opposition.

In S.E.C. terms of reply, it appears that the S.E.C. usually supplies an answer for a timely decision request, yet has failed in answering my exposure in 1998 of Chrysler Corporation Management's Merger Proposal, placing 3 subjects in one Proposal, which enriched certain officials at the same time as voting for the Merger. I have been directed to change or delete a proposal on several occasions on this same violation of S.E.C. Rules.

Let's be fair in these matters.

Enclosures: 6 copies to S.E.C.
1 copy @ to Anne T.Larin
and General Motors Corp.
Rhymes for stress relief, only.

Sincerely,

Robert D. Morse

These rhymes are for stress relief.
Not part of the presentation.

THERE WAS

There was a crooked man,
Who walked a crooked mile,
He lived in a crooked house,
Which he thought in style,
Having built with some beguile.
Perhaps humming all the while.
Whomever it was that built this,
Is lying in a state of bliss;
He may have laughed himself to death,
Caused by running out of breath
When placed in his burial box,
He was smirking, like a fox
If his casket, we could see within,
He might still, wear quite a grin,
Or, since it's been quite awhile,
Perhaps with a laid-back smile.

TONY

Tony was a Welshman,
Tony was a thief,
Tony came to my house,
And stole a leg of beef.
I went to Tony's house,
Tony was in bed.
I cooked up the roast beef,
And laid out quite a spread.

THERE WAS A LITTLE GIRL

There was a little girl
Who wore a little curl,
Right in the middle of her forehead.
When she was good,
She was very, very good,
And when she was bad she was torrid !

Robert Dennis Morse
January, 2003

These rhymes are for stress relief.
Not part of the presentation.

GO WEST, GO WEST !

"Go West. Young man, Go West !
This advice is for you who wear a vest.
Topped off with hat and matching jacket,
You, as a sharpshooter, may just hack it.
With empty holster at your side,
Might encourage a maid to be your bride.
The pistol is hidden beneath your vest,
To give protection, since you know best.
Another may follow, his lips holding a cig,
While riding a bronco, not hitched to a gig.
He is the Marlboro Man, wearing a frown,
Just after being "smoked" out of town !

PAY ATTENTION, AGAIN

Don't think me wrong, that I should mention,
To get some learning, we must pay attention
To what the teacher presents in class,
Rather than ogling a guy or a lass.
Forget during sessions about tossing a ball,
Or listening for the bell, to get out in the hall.

ROUTINE

If you've never endured a household routine,
Then, my friend, a lesson is needed, it might seem.
Rise in the morning, fix breakfast for all;
See the children get dressed, and do not stall.
Off to school they go, now you can think,
To start the laundry, clean dishes and sink.
Make the beds, sweep floors and dust,
Dry the clothes, put them away and just
Rest a bit, then iron trousers and shirts;
You should be getting the message, if your mind flirts
With the thought that a housewife is a workaholic,
And will need some rest, before you ask to frolic !

Robert Dennis Morse
January, 2003

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 27, 2003

The proposal requests that the board make a particular revision to its proxy materials.

We are unable to conclude that General Motors has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that General Motors may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,



Jonathan Ingram
Special Counsel